INVEST IN **BOAZ BIKES**

Sustainable Mobility: Shared Scooters & Shuttles with a Commitment to Safety and the Environment

🟦 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



boazbikes.com   Detroit MI 🐦 in ▶ f ⭕   Female Founder   Consumer Goods   B2C   Minority Founder   Transportation

Highlights

(1) Market Potential: Thriving micromobility sector. Holds 8 permits, across 4 states.

(2) VC Backed: Secured $100K from HS Equity VC fund at the same $15M valuation as the current Crowdfund.

(3) Safety Focus: 250,000+ rides with zero accidents, pioneering safety solutions.

(4) Successful Track Record: Nearly $2M in revenue, with proven success in multiple markets.

(5) Growth & Expansion: Detailed plan for proj. $22.5M revenue in 2024 with proper funding (see below)

(6) Equity & Climate: Making transportation available to everyone while reducing our carbon footprint.

Our Team



Emil I NNANI   CEO

Devoted the last 5 years to solving the first and last mile transportation problem in America. Serial entrepreneur who built a multi-million dollar retail business that he later sold. True Visionary who is laser focused on making the world better.

The last 5+ years in the transportation industry has taught our team a lot. The world is shifting towards smart cities and Boaz wants to be a part of the shift. The avg car ride in a downtown city is less than 15 mins/2 miles. Uber would cost ~$8 while Boaz would cost ~$3.25. We've developed a more cost efficient & safer way to move people around.



Cory Smith   CFO

MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.



Chris W   COO

Helped build operations for early Uber, launched SF, LA, & SD markets. Cofounded an Uber competitor company, took company from $0 to $2 Million annual revenue. Company acquired Apple, Inc. as largest customer, with 6k downloads on launch day.



David Valaer   Advisor

Private Equity Investor, Entrepreneur, and pilot. Many successful exits and sits on the board of multimillion dollar companies.

Are you ready to seize a compelling investment opportunity?

The current investment market has driven our valuation to a two-year low, making this an exceptional chance for investors like you. Despite this, Boaz Bikes has been making remarkable strides in the thriving micromobility sector, breaking our record for YoY revenue growth.

With a successful track record in multiple markets and 8 permits already secured, we believe our growth trajectory is impressive. We've generated close to $2 million in revenue to date, a testament to our strong market position. Safety remains paramount as we've achieved over 250,000 accident-free rides, reflecting our unwavering commitment to rider well-being.

Boaz Bikes is bolstered by $100,000 from HS Equity VC in this current round, affirming our potential at a $15 million valuation. Our detailed expansion plan aims for over $20 million in revenue in 2024, putting us on the path to hyper growth and success or acquisition. Those future projections aren't guaranteed.

Pioneering innovation has been our hallmark, and our contributions are now adopted by companies worldwide. As a first mover in the shared scooter space, we've learned from the mistakes of bigger players, making our program sustainable and resilient.

Don't miss out on this exciting journey to redefine micromobility while creating a positive impact on communities and the environment. Invest now and ride with us towards a greener, more accessible future.



BOAZ BIKES IS A REVOLUTIONARY MICRO-MOBILITY BRAND CHANGING TRANSPORTATION AND ELEVATING COMMUNITY THROUGH GENERATIONAL WEALTH

The Story

Back in 2018, driven by a passion for safety, we embarked on a journey to revolutionize the scooter industry. We were pioneers in introducing battery swap technology, a game-changer that has since been adopted by major players—five years later! Additionally, we boldly introduced sit-down scooters to the shared market, now inspiring a wave of imitators.

While our competitors focused on expanding rapidly and capturing market share, fueled by hefty funding, our own resource constraints led us down a different path—one that forced us to create a sustainable business model, operating with utmost efficiency. We invested our energy in perfecting our operations and developing cutting-edge technology, empowering our team members to excel in running our markets.

Our story is not just about surviving; it's about thriving against the odds, delivering results while staying true to our principles. We've demonstrated resilience, foresight, and a relentless commitment to building the best. Now, as we set our sights on scaling our operations, we invite you to join us on this thrilling journey. Together, let's redefine the future of micro mobility.

WHAT WE'VE DONE SO FAR

A Little Bit Of Our
ACCOMPLISHMENTS

- ✓ Over $1.5M in revenue
- ✓ Over 1000 vehicles in the fleet
- ✓ Secured a partnership with Tarleton State University
- ✓ Awarded permit for Orange County, FL
- ✓ Won a spot in the $100K Google Startup program





👤 50K+
USERS

This Is Growth

Projecting to do $3M in revenue this year and over $20M in 2024 with a successful raise.























Note: future revenue projections aren't guaranteed.

WHAT WE ARE DOING NOW

Growth Is Following
Our Company
Getting ready to launch 300 new vehicles on the Tarleton State Campus in time for the Fall Semester.
Getting ready to launch 1500+ vehicles across 13 cities in Orange County FL
Getting ready to Pilot our on-demand scooter delivery model in Detroit MI in September
Currently interviewing and we plan to select our first 5 franchisees by the end of Nov. With projected launch dates in Q1 of 2024. Officially building on our B2B model.
Currently hold three permits in Arizona (Tempe, Scottsdale, Chandler) in talks with two more cities in the metro area to be added. Our plan this fall will be to run shuttles across each city to nearby scooter hubs.
$20M+ Revenue 2024
$3,000,000+
(projected) If we can hit current milestones, we project to finish 2023 with $3M+ in revenue.

WHAT WE PLAN TO DO NEXT

REVENUE
2019 $40K
2020 $140K
2021 $540K
2022 $750K
2023 $3.5M
2024 $22M
2025 $54M
A MARKET WITH ROOM TO GROW
In the US, there are 285 cities with populations over 100k and 600+ with populations over 50k that are not currently being served by the micromobility industry. The US market is expected to grow 6x over the next 3 years making our unique opportunity to good to pass up on.
$111.4B
$6B
$54M
The Global scooter market is expected to reach $111.37B in annual revenue by 2030.
The US shared scooter market is expected to grow from just $1 Billion in 2022 to $6 Bn within the next 3 years (2025)
By targeting small to mid-size markets, as well as markets our competitors are pulling out of that, we can be profitable in, along with easy-to-obtain large markets where we will have a competitive advantage. Boaz will be able to claim a minimum of $150M of US market share by 2025. Thus making us ripe for acquisition or IPO.
Grand View Research
Zag Daily

Note: the above contains future projections which aren't guaranteed.

We believe Boaz Bikes holds a distinct advantage. With a strong cash flow and a clear path to net profitability in 2023, we believe our company stands in a league of its own. Unlike many others, we are not reliant on venture capital funding to fuel our growth. Instead, we prioritize organic expansion, harnessing the power of our cash flow until the timing is just right. Rest assured, we are charting a sustainable course towards success.

Serial entrepreneurs with multiple exits, with over 20+ years collectively in the transportation sapce.
Emil Nnani is CEO and visionary. Spent the last eight years in the mobility industry. His previous startup 'Errand Driver' grew to 200+ drivers and over 100 paying customers in year one. He also grew a retail store to $60k in monthly revenue and over $2M in sales. Emil is a master organizer, leading Boaz's crowdfunding raising over $2M by activating his community.
Christiana Winfrey is COO and co-founder at Boaz. She helped build operations for early Uber, launching the SF, LA, & SD markets. Co-founded an Uber competitor and took the company to $2M in year one. In previous startups, she raised money from Madison Sandhill Capital for Digital Stream Energy and BMW for Titan Urban Transportation. She was a part of two successful exits, Lumiata, acquired by Somatus, and Rancher Federal, acquired by Suse.
Cory Smith is Boaz's CFO and comes with more than ten years of experience in strategic finance. Cory has an MBA in finance from Wharton and has helped multiple early startups raise capital and accelerate expansion, resulting in annual revenue growth of 112-339%.
Alejandro Rama is Boaz's CTO, he has worked as a full-stack software engineer for over 10+ years. Has developed and maintained a wide variety of web based systems for small business and enterprise-level projects. Co-founder of SoftEdge, which is a leader in the digital space for development and consulting..
ERRAND DRIVER
Uber
SUSE
Wharton
SET

The scooter game is changing, which is why we've designed a vehicle unlike almost anything you've ever seen before. Safety is our #1 priority and a Boaz Bike has features you can't find anywhere else.

A SCOOTER UNLIKE ANY OTHER

1. Seat: lower center of gravity
2. Side Mirrors: Safe driving in the street
3. Turn Signals: Notify cars of turns to help prevent accidents
4. Larger Foot Deck: to ride comfortably with feet side by side instead of one behind the other
5. Bigger tires: To go over bumps & cracks in the roads
6. Foldable Neck: to help transport more vehicles at once (cuts operations cost)
7. Basket: hands-free riding
8. Industrial kickstand: to cut down on vehicle tip overs (eye sore for cities)





What Keeps you up at Night?

"It's the relentless pursuit of making transportation affordable and accessible to all, ensuring the utmost safety for every individual's journey, driving forward with eco-conscious practices to reduce our carbon footprint, and delivering exceptional returns to our valued investors. Together, we are building a future where innovation, inclusivity, sustainability, and success converge harmoniously. Rest assured, we are riding towards a brighter dawn!"

Emil Nnani, CEO of Boaz Bikes

The world is changing and we're more than up for the challenge. Boaz Bikes has put many new practices in place to ensure the health of our staff and our riders.

Boaz Bikes is revolutionary in the micro-mobility space and we want to take you along for the ride. Are you ready to grow with us? You can invest today with as little as $100.

We are aiming to build a unicorn for crowdfunded community so time is precious. Of course, nothing is guaranteed. If you have questions, please send us an email at info@boazbikes.com.

Our Plan to $20M+ in 2024

	CURRENT PERMITTED MARKETS					EXPANSION MARKETS		
	Seasonal May-Sept	Seasonal Sept-April	Seasonal Sept-April	Seasonal Sept-April	Seasonal March-Nov	Year-Round enclosed system	Year-Round	Year-Round
(utilizing our old fleet we need about $3.6M)	Detroit MI	Tempe AZ	Scottsdale AZ	Chandler AZ	Plano TX	Tarleton State Univ.	Orange County, Fl	Los Angeles
Vehicles Needed	500	400	250	100	300	350	1500	3000
Cost for full capacity	~$50K	~$50K	~$100K	~$65K	~$200K	~$230K	~$1M	~$2M
Projected Monthly Revenue	$175K	$140K	$87.5K	$35K	$105K	$122.5K	$525K	$1.05M
ARR at full capacity	$875K	$1.1M	$700K	$280K	$945K	$1.5M	$6.3M	$12.6M

We anticipate vehicles on the ground at Tarleton Univ and in Orange County FL in 2023 and with a successful raise, we will deploy in LA in the first quarter of 2024. Hitting these milestones will get us to about $20M in Annual revenue for 2024.

Note: The above contains future projections which cannot be guaranteed.

At Boaz, we have studied data from various markets over the past five years to help us project our monthly revenue based on the number of vehicles we have deployed. On average, each active vehicle brings in approximately $350 in revenue per month.

To find the right balance between the number of bikes deployed and our market potential, we use a crucial metric called the "Bike Deployed to Market Potential ratio." Let's take an example to illustrate this better. For instance, in Tempe, AZ, we have determined that the ideal number of bikes that the market can comfortably support is around 400.

However, it's essential to strike a balance. If we were to increase the number of vehicles beyond this ideal threshold, it could lead to a decrease in rides per vehicle, since there would be more competition for rides. As a result, this would lower the monthly revenue per vehicle.

By carefully analyzing historical data and market dynamics, we can optimize the deployment of bikes, ensuring we achieve a sustainable and profitable revenue target of $350 per vehicle each month. This data-driven approach allows us to make informed decisions that benefit both our company and our investors.

Downloads


Boaz Bikes Pitch Deck.pdf